                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            -------------------

                               SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No.5)*

                                    AND
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.5)

                               -------------


                             ECKERD CORPORATION
                         (Name of Subject Company)



                       OMEGA ACQUISITION CORPORATION
                         J. C. PENNEY COMPANY, INC.
                                 (BIDDERS)

     Common Stock, $.01 par value                  278763 10 7
    (Title of Class of Securities)          (CUSIP Number of Class of
                                                   Securities)

                          Charles R. Lotter, Esq.
                     Executive Vice President, General
                           Counsel and Secretary
                         J.C. Penney Company, Inc.
                             6501 Legacy Drive
                          Plano, Texas 75024-3698
                               (972) 431-1000
    (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of Bidder)


                                 Copies to:
                           DENNIS J. BLOCK, ESQ.
                         WEIL, GOTSHAL & MANGES LLP
                              767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153
                               (212) 310-8000

                               -------------

                             DECEMBER 18, 1996
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

            *Constituting the Final Amendment to Schedule 14D-1

 CUSIP No. 2787 63 10 7                 14D-1           Page 2 of 9


 1   NAME OF REPORTING PERSONS:        Omega Acquisition Corporation

     S.S. OR IRS IDENTIFICATION        51-0378122
     NO. OF ABOVE PERSONS:

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                     (a) [_]
     GROUP:                                                         (b) [_]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS:     AF

 5   CHECK BOX IF DISCLOSURE OF LEGAL             N/A                  [  ]
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e):

 6   CITIZENSHIP OR PLACE OF           State of Delaware
     ORGANIZATION:

 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  35,279,919
     REPORTING PERSON

 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                          [X]*
     (7) EXCLUDES CERTAIN SHARES

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)   50.1%


 10  TYPE OF REPORTING PERSON                     CO


* As of November 2, 1996, Eckerd Corporation, a Delaware corporation (the "Company") and J. C. Penney Company, Inc., a Delaware corporation ("Parent") and owner of all of the issued and outstanding stock of Omega Acquisition Corporation, a Delaware corporation ("Purchaser") entered into an Amended and Restated Stock Option Agreement (the "Stock Option Agreement") pursuant to which the Company granted to the Parent an irrevocable option (the "Stock Option") to purchase up top 10,554,786 shares of common stock, $.01 par value per share, of the Company or such other number of shares of common stock of the Company as equals 15% of the issued and outstanding shares of common stock of the Company at the time of exercise of the Stock Option. The Stock Option Agreement is described more fully in Section 12 of the Offer to Purchase, dated November 7, 1996.

 CUSIP No. 2787 63 10 7                    14D-1          Page 3 of 9


  1  NAME OF REPORTING PERSONS:          J.C. Penney Company, Inc.

     S.S. OR IRS IDENTIFICATION NO. OF   13-5583779
     ABOVE PERSONS:

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                    (a) [_]
     GROUP:                                                        (b) [_]


  3  SEC USE ONLY

  4  SOURCE OF FUNDS:      BK

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS   N/A               [  ]
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

  6  CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware


  7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH    35,279,919
     REPORTING PERSON

  8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                     [X]*
     EXCLUDES CERTAIN SHARES

  9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 50.1%

 10  TYPE OF REPORTING PERSON                       CO


     *    The footnote on page 2 is incorporated by reference herein.

                                TENDER OFFER

          This Amendment No. 5 to the statement on Schedule 14D-1 and
Schedule 13D (the "Statement"), which constitutes the Final Amendment to
Schedule 14D-1, is filed by Omega Acquisition Corporation, a Delaware corporation ("Purchaser"), and J. C. Penney Company, Inc., a Delaware corporation ("Parent") and the owner of all of the outstanding capital stock of Purchaser, in connection with the offer by Purchaser to purchase 35,252,986 shares of common stock, $.01 par value per Share (the "Shares"), of Eckerd Corporation, a Delaware corporation (the "Company"), or such other number of shares representing 50.1% of the Company's outstanding common stock on the date of purchase, at $35.00 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 7, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto.

          On December 9, 1996, Parent announced that approximately 59.3 million Shares had been tendered, and accordingly that Purchaser had successfully completed its tender offer and that the tender offer was terminated at 12:00 Midnight, New York City Time, on December 6, 1996. Parent announced on December 17, 1996 the proration results for the tender offer by Purchaser, with 35,279,919 Shares being accepted for payment in connection with the tender offer, representing approximately 60.7 per cent of the Shares tendered. A copy of the Parent's Press Releases with respect to the successful completion and termination of the tender offer and the proration determination are filed as Exhibits a(10) and a(11) to this Statement and are incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF SUBJECT COMPANY

          Item 6 is hereby amended by adding the following paragraph:

          The offer was terminated at 12:00 Midnight, New York City Time, on December 6, 1996. As of December 17, 1996 Parent announced that Purchaser had accepted for purchase 35,279,919 Shares pursuant to the tender offer, representing 50.1% of the outstanding shares of the Company as of that date. As of December 17, 1996 Parent, as the sole stockholder of Purchaser, beneficially owned 35,279,919 Shares of the Company.

          The information contained in the Parent's Press Release issued on December 17, 1996 announcing the proration determination for the tender offer, and the acceptance for payment of the Shares represented thereby by the Purchaser, is filed as Exhibit (a)(11) to this Statement and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

(a)(1)    Offer to Purchase, dated November 7, 1996*

(a)(2)    Letter of Transmittal*

(a)(3)    Notice of Guaranteed Delivery*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*



-------------------------
* Previously Filed

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)    Form of Summary Advertisement, dated November 7, 1996.*

(a)(8)    Text of Press Release, dated November 3, 1996, issued by Parent.*

(a)(9)    Text of Press Release, dated November 22, 1996, issued by
          Parent.*

(a)(10)   Text of Press Release, dated December 9, 1996, issued by Parent.*

(a)(11)   Text of Press Release, dated December 17, 1996, issued by Parent.

(b)(1)    Commitment Letter from Credit Suisse, dated October 31, 1996.*

(c)(1) Amended and Restated Agreement and Plan of Merger, dated as of November 2, 1996, among Parent, Purchaser and the Company.*

(c)(2) Amended and Restated Stock Option Agreement, dated as of November 2, 1996, by and between the Company and Parent.*

(c)(3) Amendment No. 1, dated as of November 2, 1996, to the Employment Agreement dated as of February 4, 1996, by and between the Company and Francis A. Newman.*

(d)  None.

(e)  Not applicable.

(f)  None.

(g)(1) Complaint filed in Ziff v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 4, 1996.*

(g)(2) Complaint filed in Morse v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 4, 1996.*

(g)(3) Complaint filed in Lubin v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 4, 1996.*

(g)(4) Complaint filed in DeFreitas v. Eckerd Corporation and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New Castle County on November 8, 1996.*

(g)(5) Complaint filed in McCall v. Eckerd Corporation in the Court of Chancery of the State of Delaware in and for New Castle County on November 8, 1996.*




-------------------------
* Previously Filed

                                 SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 1996

                        J.C. PENNEY COMPANY, INC.

                        By: /s/ Charles R. Lotter
                           ------------------------------------
                           Name:   Charles R. Lotter
                           Title:  Executive Vice President,
                                   Secretary and General
                                   Counsel


                        OMEGA ACQUISITION CORPORATION


                        By: /s/ Donald A. McKay
                           ------------------------------------
                           Name:   Donald A. McKay
                           Title:  President




NYFS07...:\57\67457\1466\1737\SCHD166T.120

                               EXHIBIT INDEX

Exhibit                      Description                   Page
-------                      -----------                   ----


(a)(1)    Offer to Purchase, dated November 7, 1996 . . .   *

(a)(2)    Letter of Transmittal . . . . . . . . . . . . .   *

(a)(3)    Notice of Guaranteed Delivery . . . . . . . . .   *

(a)(4)    Letter to Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees  . . . . . .   *

(a)(5)    Letter to Clients for use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other       *
          Nominees  . . . . . . . . . . . . . . . . . . .

(a)(6)    Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form W-9  .   *

(a)(7)    Form of Summary Advertisement, dated November 7,  *
          1996  . . . . . . . . . . . . . . . . . . . . .

(a)(8)    Text of Press Release, dated November 3, 1996,    *
          issued by Parent  . . . . . . . . . . . . . . .

(a)(9)    Text of Press Release, dated November 22, 1996,   *
          issued by Parent  . . . . . . . . . . . . . . .

(a)(10)   Text of Press Release, dated December 9, 1996,    *
          issued by Parent  . . . . . . . . . . . . . . .

(a)(11)   Text of Press Release, dated December 17, 1996,
          issued by Parent  . . . . . . . . . . . . . .     9

(b)(1)    Commitment Letter from Credit Suisse, dated       *
          October 31, 1996  . . . . . . . . . . . . . . .

(c)(1)    Amended and Restated Agreement and Plan of
          Merger, dated as of November 2, 1996, among       *
          Parent, Purchaser and the Company . . . . . . .

(c)(2)    Amended and Restated Stock Option Agreement,
          dated as of November 2, 1996, by and between the  *
          Company and Parent  . . . . . . . . . . . . . .

(c)(3)    Amendment No. 1, dated as of November 2, 1996,
          to the Employment Agreement dated as of February
          4, 1996, by and between the Company and Francis   *
          A. Newman . . . . . . . . . . . . . . . . . . .

(d)       None  . . . . . . . . . . . . . . . . . . . . .

(e)       Not applicable  . . . . . . . . . . . . . . . .

(f)       None  . . . . . . . . . . . . . . . . . . . . .

(g)(1)    Complaint filed in Ziff v. Eckerd Corporation
          and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New *
          Castle County on November 4, 1996 . . . . . . .

(g)(2)    Complaint filed in Morse v. Eckerd Corporation
          and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New *
          Castle County on November 4, 1996 . . . . . . .


-------------------------
* Previously Filed

(g)(3)    Complaint filed in Lubin v. Eckerd Corporation
          and J.C. Penney Company, Inc. in the Court of Chancery of the State of Delaware in and for New *
          Castle County on November 4, 1996 . . . . . . .

(g)(4)    Complaint filed in DeFreitas v. Eckerd
          Corporation and J.C. Penney Company, Inc. in the
          Court of Chancery of the State of Delaware in     *
          and for New Castle County on November 8, 1996 .

(g)(5)    Complaint filed in McCall v. Eckerd Corporation
          in the Court of Chancery of the State of
          Delaware in and for New Castle County on          *
          November 8, 1996  . . . . . . . . . . . . . . .




________________________

* Previously Filed


NYFS07...:\57\67457\1466\1737\SCHD166T.120